Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-168227

April 10, 2014

FOR IMMEDIATE RELEASE	CONTACT:	James Doyle
Jennifer Connelly Public Relations
973-850-7308
jdoyle@jcprinc.com

DIREXION LAUNCHES THE FIRST PAIR OF 3X LEVERAGED ETFs TRACKING

THE PRICE OF GOLD

New Funds Offer Exclusive Leveraged Long and Short Exposure to Gold Prices

BOSTON — April 10, 2014 — Direxion, a leader in alternative investment solutions, announced today the launch of two new 3X exchange-traded funds (ETFs) to its existing lineup of leveraged funds. The new ETFs, the Direxion Daily Gold Bull 3X Shares (GLDL) and the Direxion Daily Gold Bear 3X Shares (GLDS), are leveraged funds with the investment objective to seek 300 percent of the daily performance, or 300 percent of the inverse of the daily performance, (before fees and expenses) of Comex Gold Futures (“the benchmark”).

The benchmark for the ETFs is the daily last sale price value occurring on or before 4 p.m. E.S.T. of a standard gold futures contract for the current active month for 100 troy ounces of gold. This is the first pair of leveraged ETFs to track the price of gold and gold futures.

“Direxion’s leveraged ETFs are aggressive, athletic trading tools designed to provide sophisticated traders with vehicles to take advantage of market opportunities in either direction. By providing exposure to select markets on the long and short side, we help traders respond to short-term price movement as part of their overall active investment strategies,” said Dan O’Neill, CEO of Direxion.

Gold and gold futures are often considered a play on economic, political, or currency events. Many investors think the decline in gold prices that started last year will continue, and that gold may be susceptible to a severe drawdown similar to the period from 1988 to 1999. There’s sentiment from others that gold has bottomed, and it’s time to buy low.

“With 3X exposure in either direction, GLDL and GLDS provide the boldest way to seek returns from an ETF, whether gold prices rise or fall. Of course traders have to get the direction right,” said O’Neill.

As with all leveraged ETFs, these Direxion ETFs are intended for use only by investors who understand the risks associated with seeking daily leveraged investment results and plan to actively manage their positions in the funds. There is no guarantee that the funds will achieve their objective.

Additional information about the two new Direxion ETFs is below:

Fund	Symbol	CUSIP	Benchmark	Daily Target
Bull Fund
Direxion Daily Gold Bull 3X Shares	GLDL	25490F100	Active Comex Gold Futures	300%
Bear Fund
Direxion Daily Gold Bear 3X Shares	GLDS	25490F209	Active Comex Gold Futures	-300%

Many sophisticated active traders are using Direxion ETFs to hedge positions in their current portfolios, while others are using the funds in an attempt to take advantage of the volatility found in today’s markets.

“Our commitment to innovation continues as we expand the Direxion family of 3X leveraged ETFs in a focused manner as new opportunities arise,” Mr. O’Neill said. “We’re dedicated to developing funds that enable magnified exposure to a wide range of well-known broad indexes and targeted sectors, helping traders counter market and sector volatility with flexibility in their portfolios.”

To request more information on Direxion Daily Shares 3X ETFs, or to speak to a member of the Direxion team, please contact James Doyle at 973-850-7308 or jdoyle@jcprinc.com.

About Direxion

Direxion Funds and Direxion Shares, managed by Rafferty Asset Management, LLC, offer leveraged index funds, ETFs and alternative-class fund products for investment advisors and sophisticated investors who seek to effectively manage risk and return in both bull and bear markets. Founded in 1997, the company has approximately $7.9 billion in assets under management as of 03/31/14. The company’s business model is built on continuous product innovation, exceptional customer service and a commitment to building strategic relationships with distribution partners. For more information, please visit www.direxionfunds.com.

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The Funds have a limited operating history, meaning there is little performance history that might serve as a basis to evaluate an investment in the Trust. The Sponsor has limited experience operating commodity pools.

The Funds are not mutual funds or any other type of investment company within the meaning of the Investment Company Act of 1940, as amended, and are not subject to regulation thereof. Unlike mutual funds, the Funds generally will not distribute dividends to shareholders. For more information on all Direxion Shares daily leveraged ETFs, go to www.direxionshares.com or call 866.476.7523.

Investing in a Fund subjects an investor to the risks of the applicable commodity market, which investment could result in substantial fluctuations in the price of Fund shares and the possible loss of principal. Commodities and futures generally are volatile and are not suitable for all investors. The Funds are non-diversified and include risks associated with concentration risk that results from the Funds’ investments in a particular industry or sector which can increase volatility. The use of derivatives such as futures contracts, forward contracts, options and swaps are subject to market risks that may cause their price to fluctuate over time. The Fund does not attempt to, and should not be expected to; provide returns which are a multiple of the return of the Index for periods other than a single day. For other risks including correlation, leverage, compounding, market volatility and specific risks regarding each sector, please read the prospectus.

The Funds are designed to be utilized only by sophisticated investors, such as traders and active investors employing dynamic strategies. Such investors are expected to monitor and manage their portfolios frequently. Investors in the Funds should (a) understand the consequences of seeking daily investment results, (b) understand the risk of shorting, and (c) intend to actively monitor and manage their investments.

Investors should read the prospectus for more complete information about the funds, including risks, expenses, and other important terms. In addition, there can be no guarantee that the funds will be able to achieve its investment goals. A copy of the prospectus may be obtained here, or by contacting the fund toll-free at 866.476.7523.

Shares of the Funds are not FDIC insured, may lose value and have no bank guarantee.

Foreside Fund Services, LLC is the distributor for the Direxion Shares ETF Trust II Funds.

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